PERSONAL AND CONFIDENTIAL

February 12, 2009

Mr. Chris Crowley
9 Amber Hill Drive
Pittsford, NY 14534

Dear Chris:

I am pleased to present this offer of employment to join APAC Customer Services, Inc. (“APAC”, or “the Company”) as Senior Vice President, Sales, reporting to me. The following terms will apply:

1.	Your start date will be determined.

2.	Your starting base salary will be Two Hundred Thirty Thousand Dollars ($230,000.00) on an annualized basis, payable bi-weekly. (This “base salary” is stated for convenience only and is not intended as an annual contract of employment.) Your base salary will be reviewed each year at the time when increases for executives of APAC are considered. At the present time that occurs on or about April 1 of each year.

3.	You will receive a sign-on bonus in the net amount of Twenty-Five Thousand Dollars ($25,000.00), on the first regularly scheduled pay date following the 30th day of employment. In the event you voluntarily resign your employment within one year of the date employment begins, you will repay the sign on bonus in its entirety.

4.	In the event that you are required to defend yourself from specific court action brought by Sutherland after your offer date, APAC will assist with court costs and reasonable attorney’s fees for such action in an aggregate amount not to exceed $10,000 provided, that, such court action relates to your Sutherland Employee Non-Disclosure Agreement and your employment with APAC.

5.	You will be eligible to participate in and earn bonus compensation under the Company’s Sales Incentive Plan (the “Incentive Plan”), as may be in effect from time to time, in accordance with the Company’s compensation practices, subject to satisfaction of performance criteria established under the terms of the Incentive Plan.

6.	You will be entitled to paid vacation of four (4) weeks and will also be entitled to participate in all employee benefit plans and programs extended to employees at the executive level.

7.	Subject to the approval of the Compensation Committee, you will be granted options to purchase Two Hundred Thousand (200,000) shares of APAC stock at an exercise price equal to the official closing price of APAC’s common stock on that date. The option grant date will be the latter of (a) your first day of employment or (b) the date on which the Compensation Committee approves the grant. These options will vest at the rate of 20% per year during the first five years of your employment.

8.	Upon joining the company, you will receive an Employment Security Agreement, which outlines additional cash compensation protection in the event of “Change in Control” of the Company (draft copy enclosed).

9.	As a condition of employment, you will sign an “Agreement Protecting Company Interests”, a copy of which is enclosed.

10.	Except for (1.) your termination of employment in connection with a “change in control” as defined in the Employment Security Agreement referenced above, or (2.) your termination of employment by APAC “for cause” (Defined as “(i) gross misconduct or gross negligence in the performance of your employment duties; (ii) willful disobedience by you of the lawful directions received from the Company or from the person to whom you directly report or of established policies of the Company; or (iii) commission by you of a crime involving fraud or moral turpitude that can reasonably be expected to have an adverse effect on the business, reputation or financial situation of the Company”), and provided you sign a then-current Waiver & Release Agreement, APAC will pay you severance equal to one-half (1/2) of the monthly amount of your then-current Base Salary during each of the following twelve (12) months following such termination. Severance payments will be made in accordance with either this agreement or the prevailing change of control agreement, whichever is more advantageous to you; but in no event will severance payments be made under both agreements. Such payments will be made on APAC’s customary payroll dates in installment equal to one-half (1/2) of your regular biweekly salary, less all applicable withholding taxes.

Notwithstanding the foregoing, if you are deemed at the time of your separation from service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Internal Revenue Code (the “Code”), to the extent delayed commencement of any portion of the severance payments to which you are entitled under this agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of your severance payments will not be provided to you prior to the earlier of (1) expiration of the six-month period measured from the date of your “separation from service” with the Company (as such term is defined in Treasury Regulations issued under Section 409A of the Code) or (2) your death.  Upon expiration of the applicable Code Section 409A(a)(2)(B)(i) deferral period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein.

11.	You have submitted a completed Application of Employment, we have received satisfactory references, and our background investigation is now complete. There are no contingencies to this offer on any of these items.

12.	You hereby represent and warrant that you are not subject to any covenants, agreements of restrictions, including, without limitation, any covenants, agreements or restrictions arising out of your prior employment or independent contractor relationships, which would be breached or violated by your acceptance of this offer of employment or by your performance of your duties. You acknowledge that it is APAC’s express policy to abstain from the use or disclosure of the trade secrets and proprietary information of third parties, and you hereby expressly covenant that you will not use or disclose trade secrets or proprietary information of third parties while working at APAC. You have communicated to APAC the Employee Non-Disclosure Agreement from your prior employer, Sutherland Global Services, and the Court’s January 7, 2009, decision in reference to your prospective employment at APAC.

Chris, we are excited about your joining APAC. If you have any questions please don’t hesitate to contact me.

Sincerely,

APAC CUSTOMER SERVICES, INC.

/s/Michael P. Marrow
President and Chief Executive Officer

MPM/MVH/kbo

ACCEPTED BY:

/s/Chris Crowley

February 26, 2009

Date